Filed by Polycom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934
Subject Company: PictureTel Corporation
Commission File No. 333-63252

POLYCOM AND PICTURETEL ANNOUNCE MODIFICATION TO ACQUISITION AGREEMENT

Changes Address Events of September 11, 2001

    MILPITAS, Calif.—October 3, 2001—Polycom, Inc. (NADSAQ: PLCM) and PictureTel Corporation (NASDAQ: PCTL) today announced that they have agreed to a modification and a clarification of their Agreement and Plan of Merger to reflect their intention to complete Polycom's planned acquisition of PictureTel notwithstanding the tragic events of September 11, 2001. In particular, Polycom has agreed to waive the condition to its offer that there shall not have occurred "a commencement of armed hostilities or other international or national calamity directly involving the United States" to the extent such events occur, or have occurred, directly as a result of the September 11, 2001 terrorist attacks. In addition, Polycom and PictureTel have agreed that the suspension of trading in securities on the Nasdaq Stock Market from September 11, 2001 through September 14, 2001 did not lead to failure of a condition to Polycom's offer. The modification and clarification were made to Sections (c)(iii) and (c)(i) of Annex A to the Agreement and Plan of Merger dated as of May 24, 2001.

"We do not believe that the tragic events of September 11 have changed the fundamentals of why this combination is good for both companies, their stockholders and their customers," said Bob Hagerty, President and CEO of Polycom. "While as with most companies these events present new challenges in the short term, in the long term we believe that the importance of videoconferencing is greater than ever."

Polycom's offer is currently scheduled to expire at midnight EDT on October 11, 2001.

About Polycom

Polycom develops, manufactures and markets a full range of high-quality, easy-to-use and affordable voice and video communication products and network infrastructure and access solutions. Polycom's integrated communication solutions enable business users to immediately realize the benefits of video, voice and data over rapidly growing converged networks. For additional information, call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom web site at www.polycom.com.

About PictureTel

PictureTel is a leader in developing, manufacturing, and marketing a full range of visual- and audio-collaboration and streaming-video solutions. PictureTel's PC-based systems meet customers' collaboration needs from the desktop to the boardroom. Additional PictureTel information is available at www.picturetel.com.

Forward Looking Statements

This release includes forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition and the potential benefits resulting from the acquisition. These statements involve many risks and uncertainties, including risks associated with the acquisition, including the potential inability to satisfy the closing conditions for the acquisition, potential difficulties in the assimilation of the other distribution channels and other operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel' partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K, for 2000, and subsequent Form 10-Q filings and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings. Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

Additional Information

We urge investors and security holders to read the following documents because they contain important information about Polycom, PictureTel, the proposed acquisition and related matters:

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  Polycom's preliminary prospectus, prospectus supplements, final prospectus and tender offer materials;

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  Polycom's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information; and

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  PictureTel's Solicitation/Recommendation Statement on Schedule 14D-9.

Investors and security holders may obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800.SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

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